Sirit vision beyond sight™

Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

RECEIVED

2008 APR 16 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001731

March 31, 2008

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: Sirit Inc. - Reg. No. 82-3200

Listed below are all press releases issued by Sirit Inc. during 2007. Copies of these press releases can be found at www.sirit.com. If you require further information, please contact me at 416-367-1897 x227.

January 10, 2007 - Sirit Nets US$1.7 Million from Sale of Second Legacy Investment
January 30, 2007 - NXP Software Appoints Sirit as First Global Reseller and Integration Partner
February 7, 2007 - Sirit Issues Statement Regarding Recent Trading Activity
February 27, 2007 - Sirit's NFC Solution Chosen by Kyocera for Mobile Handsets
March 15, 2007 - Sirit Reports 2006 Results Achieving Highest Revenue in its History
March 27, 2007 - Sirit Broadens Distribution Agreement with Component Distributors, Inc. (CDI)
April 3, 2007 - Sirit Awarded US$2.0 million RFID Transponder Contract
April 17, 2007 - Sirit's IDentity MaX Arrives in Europe
May 1, 2007 - Sirit Welcomes New Director to Board
May 10, 2007 - Sirit Secures US$4.8M Annual RFID Transponder Supplier Contract
May 11, 2007 - Sirit Confirmed as Presenter at GPS - RFID Conference
May 15, 2007 - Sirit Begins '07 with Record Quarterly Revenue
June 5, 2007 - Sirit Signs NFC Contract with BenQ Corporation
June 7, 2007 - Sirit Selected for US$10.6M Renewal Toll Contract
June 15, 2007 - Sirit Confirms US$10.6M Renewal Toll Contract
June 28, 2007 - Sirit's INfinity 510 RFID Readers Selected by METRO Group
July 31, 2007 - Sirit Inc. Notice of Second Quarter Results Conference Call
August 1, 2007 - Sirit's INfinity 510 RFID Reader Tops European Tests
August 9, 2007 - Sirit achieves Third Consecutive Record Revenue Quarter
September 10, 2007 - Sirit Announces Microsoft BizTalk Server Compatibility
October 2, 2007 - Sirit Announces IBM WebSphere® RFID Premises Server Compatibility
October 9, 2007 - Sirit Announces New Solution for the Electronic Vehicle Registration Market
November 8, 2007 - Sirit Introduces RFID Reader Swap-Out Program
November 13, 2007 - Sirit Delivers Seventh Consecutive Quarter of Year-over-Year Growth
November 26, 2007 - Sirit Inc. and Japan Information System Co. Ltd. Reach OEM Agreement
November 29, 2007 - Sirit Plug-n-Play Readers Authenticate Sports Memorabilia
December 18, 2007 - Sirit's INfinity 510 is First EPC Certified Reader to Support NXP's Gen 2 Enhancements

PROCESSED
APR 18 2008
THOMSON FINANCIAL

dlw 4/16

BEST AVAILABLE COPY

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